Exhibit 12.1

VERSO PAPER HOLDINGS, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

							Pro Forma (3)
					Seven Months	Five Months	Year ended
	2002	2003	2004	2005	2006	2006	2006
Earnings:
Income (loss) from continuing operations before income taxes	(30,043)	(51,388)	(21,273)	45,463	17,751	(1,832)	(29,157)
Amortization of Capitalized Interest	9,056	9,039	8,707	8,681	5,005	—	—
Capitalized Interest	(152)	(2,330)	(1,922)	(225)	(338)	(206)	(824)
Fixed charges	26,138	25,523	22,625	20,049	9,082	49,218	119,293

Earnings adjusted for fixed charges	4,999	(19,156)	8,137	73,968	31,500	47,180	89,312

Fixed charges:
Interest expense, gross (capitalized interest included)	21,209	20,100	17,337	15,048	8,414	48,741	118,149
Portion of rent expense representative of interest (1)	4,929	5,423	5,288	5,001	668	477	1,144

Total fixed charges	26,138	25,523	22,625	20,049	9,082	49,218	119,293

Ratio of earnings to fixed charges	0.19	(0.75)	0.36	3.69	3.47	0.96	0.75

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (2)	14,937	16,433	16,025	15,154	2,023	1,445	3,468
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	4,929	5,423	5,288	5,001	668	477	1,144

Deficiency	(21,139)	(44,679)	(14,488)			(2,038)	(29,981)

(1)	One third of rent expense is deemed to be representative of interest.
(2)	Gross rent expense
(3)	Pro Forma ratio has been adjusted only to account for the impact on fixed charges due to interest expense (per SEC guidance)